Exhibit 3.1
CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION OF
CONCENTRIX CORPORATION

Concentrix Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

FIRST: The name of the corporation is Concentrix Corporation.

SECOND: The original Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware on December 15, 2009 under the name SYNNEX GBS, INC., and was amended on March 14, 2014 to change the name to Concentrix Global Holdings, Inc., and was subsequently amended on February 12, 2020, amended and restated on November 25, 2020, and amended on October 28, 2024.

THIRD: The Certificate of Incorporation of the corporation is hereby amended by deleting Section B under ARTICLE VII and replacing such paragraph with the following paragraph so that, as amended, said Section B shall be and read as follows:

Special Meetings of Stockholders. Special meetings of the stockholders of the Corporation may be called for any purpose or purposes, unless otherwise prescribed by statute or by this Certificate, (i) at the request of the Chairman of the Board of Directors, the Chief Executive Officer, or the President of the Corporation, (ii) by a resolution adopted by the affirmative vote of a majority of the Board of Directors, or (iii) at the request of the stockholders holding at least 25 percent of the then outstanding shares of Common Stock. The procedure to be followed by stockholders in calling a special meeting and the methodology for determining the percentage of votes entitled to be cast by the stockholders seeking to call a special meeting (including without limitation any minimum holding periods or other limitations or conditions) shall be as set forth in the Bylaws. Except as otherwise required by law or this Certificate, the Board of Directors may postpone, reschedule, or cancel any special meeting of stockholders called pursuant to (i) or (ii) above.

FOURTH: The Board of Directors of the corporation has duly adopted a resolution pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth a proposed amendment to the Certificate of Incorporation of the corporation and declaring said amendment to be advisable.

FIFTH: This Certificate of Amendment and the amendment to the Certificate of Incorporation effected hereby has been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

SIXTH: This Certificate of Amendment, and the amendment effected hereby, shall become effective upon filing.

IN WITNESS WHEREOF, the corporation has caused this certificate to be signed this 25th day of March, 2025.

Concentrix Corporation

By:	/s/ Jane Fogarty
Jane Fogarty
Executive Vice President, Legal